SEC FILE NO. 001-33383
CUSIP NUMBER 86800U104
 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: June 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:
Super Micro Computer, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
980 Rock Avenue
City, State and Zip Code:
San Jose, California 95131

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 PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Super Micro Computer, Inc. (the “Registrant”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2015 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense.  The Registrant recently discovered certain irregularities regarding certain marketing expenses and additional time is required for the Registrant to complete its investigation of the matter.  The Registrant currently does not anticipate any material change to its previously reported results of operations for the fiscal year ended June 30, 2015.  The Registrant plans to file the Form 10-K with the SEC within the extension period of 15 calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

The Company’s expectation regarding the timing of the filing of the Annual Report and the lack of material changes from the press release dated August 8, 2015 are forward looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. These statements are subject to certain risks and uncertainties, including the Company’s, or its independent auditors, inability to complete the work required to file Annual Report in the time frame that is anticipated or due to unanticipated changes being required in its reported operating results. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Howard Hideshima	(408)	503-8000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

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(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 8, 2015, the Company issued a press release announcing its operating and financial results for the quarter and fiscal year ended June 30, 2015. A copy of the press release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 8, 2015. In the press release, the Company announced the following:

•	Net sales for the fiscal year ended June 30, 2015 were $1,991.2 million, up 35.7% from $1,467.2 million for the fiscal year ended June 30, 2014.

•	GAAP net income for fiscal year 2015 increased to $101.9 million, or $2.03 per diluted share, an increase of 88.1% from $54.2 million, or $1.16 per diluted share, for fiscal year 2014.

Super Micro Computer, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 31, 2015	By:	/s/ Howard Hideshima
Name: Howard Hideshima
Title: Senior Vice President, Chief Financial Officer

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